Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Cottonwood Communities, Inc.:

We consent to the use of our report included in the registration statement on Form S-4 of Cottonwood Communities, Inc. of our report dated April 8, 2021, with respect to the consolidated balance sheets of Cottonwood Multifamily REIT I, Inc. and subsidiaries as of December 31, 2020 and 2019, and the related consolidated statements of operations, equity, and cash flows for each of the years in the two-year period ended December 31, 2020, and the related notes (collectively, the “consolidated financial statements”), included herein and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ KPMG LLP

Denver, Colorado
April 9, 2021